Positive Polar's post

Positive Polar is in **Dallas, TX**.
May 16 ·

Our Founders, Dr. Jenn Bonilla and Capt. Hugo Hinrichsen, delivered a powerful presentation of Positive Polar at the EarthX summit, with the support of @The Climate Restoration Alliance.
Their message? Hope. Urgency. Action.
We are proving that humans are essential to restoring our oceans and healing the environment.
This is not just an initiative — it's a movement.
🔵 Positive Polar is pioneering scalable ocean restoration technology that promises not only a thriving planet but potential for skyrocketing returns for those bold enough to invest in the future.
🌊 Join us in rewriting the environment story.
💚 Support bold action.
💼 Invest in Positive Polar.
🌎 Be part of the solution... now is the moment!
Let's Bring Balance Back!! Together..💪🚢🇺🇳🌍🗽🐋👍

https://wefunder.com/positive.polar/

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Our itineraries range from 10 days to 23 days integrating Guests Experiences with Science Work along the "Whale Highways"
We will make a positive impact everywhere we cruise.
Feel PROUD traveling with Positive Polar!

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